U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

      NOTIFICATION OF LATE FILING              SEC FILE NUMBER 0-16355


                                  CUSIP NUMBER
                                    742217102


[ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[x] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For Period Ended:   09/30/03

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant: Princeton Media Group, Inc.
Former Name if Applicable: DeNovo Corp.
Address of Principal Executive Office (Street and Number):
214 Brazilian Ave., Suite 260
City, State and Zip Code: Palm Beach, FL 33480

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[ x ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Information for details of financial statements was not available.

(Attach Extra Sheets if Needed)

Part IV--Other Information

(1)  Name and telephone number of person to contact in regard to this notification:
J. William Metzger (561) 309-3169
(Name) 		(Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes   [x] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[See quantitative changes and narrative explanation described below.]

The Registrant will report no revenues for the three-month periods ended September 30, 2003 and 2002, respectively. Net loss for the first nine months of 2003 was approximately $6,550 compared with a net loss of $6,970 for the same period in 2002, in connection with administrative costs and overhead expenses.

Princeton Media Group, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 17, 2003

        By: /s/ J. William Metzger
        J. William Metzger
        Chief Financial Officer